Binah Capital Group, Inc.

17 Battery Place, Room 625

New York, NY 10004

February 10, 2023

Via Overnight Courier and EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention: Susan Block and John Dana Brown

Re:	Binah Capital Group, Inc.

Registration Statement on Form S-4

Filed December 23, 2022

File No. 333-269004

Dear Ms. Block and Mr. Brown:

This letter is submitted in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated January 19, 2023 (the “Comment Letter”), in respect of Binah Capital Group, Inc.’s (“we”, “our” or “us”) Registration Statement on Form S-4, filed with the Commission on December 23, 2022. Concurrently with this response, we are submitting Amendment No. 1 to our Registration Statement on Form S-4.

The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the comment number set forth in the Comment Letter. For your convenience, the comments have been reproduced below, together with our responses.

Registration Statement on Form S-4 filed December 23, 2022

What vote is required to approve the Proposals?, Page10

1.	Please disclose what percentage of public shareholders need to vote in favor of the business combination for it to be approved.

Response:

We have revised the disclosure in Amendment No. 1 on page 10 to disclose the percentage of votes required as requested by the Staff.

Ms. Block and Mr. Brown
U.S. Securities and Exchange Commission
February 10, 2023

Do any of KWAC’s directors or officers have interests, page 11

2.	Please quantify in the question and answer section the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on the completion of the business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Please provide similar disclosure for the company’s officers and directors, if material.

Response:

We have revised the disclosures in Amendment No. 1 on page 12 to disclose KWAC’s director and officer interests as requested by the Staff.

What are the U.S. federal income tax consequences of the business combination, page 16

3.	We note the disclosure here that the merger is intended to qualify as a tax-deferred exchange. However, at page 39 in the risk factor, "There may be tax consequences," you say the merger is expected to be tax-free. Please revise for consistency or advise

Response:

We have revised disclosures in Amendment No. 1 on page 41 to disclose that the merger is intended to qualify as a tax-deferred exchange in response to the Staff’s comment.

Summary of the Proxy Statement/Prospectus, page 18

4.	Please include disclosure in the summary showing the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum, and interim redemption levels.

Response:

We have revised the disclosure in Amendment No. 1 on pages 13 and 14 to disclose the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range minimum and maximum redemption scenarios. Due to the fact that only 500,000 KWAC Public Shares may be redeemed in a maximum redemption scenario we do not believe that providing an interim redemption scenario will provide investors with additional meaningful information under a sensitivity analysis than the information provided by the two redemption scenarios presented.

Ms. Block and Mr. Brown
U.S. Securities and Exchange Commission
February 10, 2023

Certain Other Benefits in the Business Combination, page 23

5.	It appears Oppenheimer's underwriting fees remain constant and not adjusted based on redemptions. Please revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis.

Response:

We have added a risk factor on page 38 of Amendment No. 1 to disclose that Oppenheimer’s underwriting fees are payable at the consummation of the initial business combination and will not be adjusted to account for redemptions, and to highlight the resulting aggregate IPO proceeds.

6.	We note Oppenheimer performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to Oppenheimer that are contingent on completion of the merger.

Response:

We have revised disclosures at pages 24 and 96-97 in Amendment No. 1 to disclose the aggregate fees payable on completion of a business combination.

Risk Factors, page 33

7.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response:

We have supplemented the Risk Factors disclosures on page 35 of Amendment No. 1 in response to the Staff’s comment to reflect the material risks to unaffiliated investors presented by taking the Company public through a merger rather than an underwritten offering.

Ms. Block and Mr. Brown
U.S. Securities and Exchange Commission
February 10, 2023

8.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response:

We have revised disclosures in Amendment No. 1 on pages 36-37 to highlight that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on the terms less favorable to stockholders than liquidation.

Since KWAC's Sponsor and KWAC's director, officers and advisors, page 35

9.	We note the disclosure here that at any time prior to the Special Meeting, the Sponsor, KWAC's directors and officer and advisors, Wentworth and/or its respective affiliates may purchase shares and/or warrants from investors. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Response:

We respectfully clarify that KWAC’s directors, officer and advisors will not purchase Class A Common Stock or Public Warrants in the open market prior to the KWAC Special Meeting. Although Rule 14e-5(b) is not applicable to this transaction, any purchases of public shares will be made in compliance with the Exchange Act.

10.	Please also clarify in this risk factor or elsewhere as appropriate if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response:

We have revised the disclosure in Amendment No. 1 on pages 36-37 to include that the Sponsor can earn a positive rate or return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company in response to the Staff’s comment.

Ms. Block and Mr. Brown
U.S. Securities and Exchange Commission
February 10, 2023

The Proposed Holding Charter will provide that the Court of Chancery, page 56

11.	We note your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." We note your disclosure that with respect to the Exchange Act, only claims brought derivatively under the Exchange Act would be subject to the forum selection clause described above. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please similarly revise at page 98 under "Forum."

Response:

In response to the Staff’s comment, we have revised the referenced disclosures on pages 58 and 101 of Amendment No. 1 to clarify that the Court of Chancery of the State of Delaware, or the federal district court within the State of Delaware as appropriate if the Court of Chancery does not have jurisdiction, will be the exclusive forum for substantially all disputes between the Company and our stockholders.

Summary Income Statement and Non-GAAP Measures (in millions), page 92

12.	In regards to your non-GAAP measures, please address the following:
•	Clearly disclose which are the non-GAAP measures(e.g., Total Revenue, Cost of Revenue, Gross Profit, Adjusted G&A, Adjusted EBITDA) and provide a discussion of the reasons by management believe the measures are useful to investors;
•	For all of your non-GAAP measures in response to the bullet above, include quantitative reconciliations for all periods, including for the TTM September 2022 period, to the comparable GAAP measures.
•	Include a description of the gross amounts included in the Non-recurring expenses adjustment; and
•	Include the details of the footnotes to the table you have presented.

Response:

We have revised the disclosure on page 94-95 of Amendment No. 1, to include reconciliations, descriptions and footnotes as requested by the Staff. We note that the non-GAAP measure included in the calculations is Adjusted EBITDA, which management believes to be useful to investors as a measure of the financial performance of the Company on a recurring basis.

Ms. Block and Mr. Brown
U.S. Securities and Exchange Commission
February 10, 2023

13.	In regards to your reconciliation from net earnings to Adjusted EBITDA, we note an adjustment for depreciation and amortization in the amount of $5.5 million for 2021. Please tell us why this amount does not reconcile to the depreciation and amortization amount in your pro forma information for 2021 on page 120 or to the financial statements on page F-60.

Response:

We acknowledge the Staff’s comment and respectfully acknowledge that the proforma information on page 95 of Amendment No. 1 includes World Equity Group, Inc. (“WEG”), for the entire year ending December 31, 2021, and that the audited financial statements on page F-60 of Amendment No.1 include WEG only for the period from May to December 31, 2021. Additionally, the audited financial statements on page F-60 of Amendment No.1 do not include amortization of goodwill in accordance with public company accounting standards, while the proforma information on page 95 of Amendment No.1 does not include such adjustment as it was originally prepared from the books of the company prior to public company accounting adjustments.

14.	We note your presentation of "Pro Forma" financial results for the periods presented. Please tell us whether this represents pro forma information consistent with Article 11 of Regulation S-X. If so, tell us how it reconciles to the Article 11 Pro Forma information on pages 115-124. In addition, tell us how you considered Question 100.05 of the Non-GAAP Financial Measures C&DI updated on December 13, 2022.

Response:

We acknowledge the Staff’s comment and respectfully respond that the proforma financial information on pages 120-122 of Amendment No. 1 is based on historical information of KWAC and WMS and that the unaudited proforma adjustments are based on information that is currently available and disclosed in the notes to the pro forma information. We further respond that the proforma information on pages 120-123 of Amendment No.1 is prepared to present the balance sheet and income statement on a post-closing basis, and the proforma information on page 95 of Amendment No. 1 was used for purposes of evaluating the target opportunity and therefore does not include information related to KWAC or any adjustments related to the merger and the closing of the transaction.

Ms. Block and Mr. Brown
U.S. Securities and Exchange Commission
February 10, 2023

Unaudited Pro Forma Condensed Combined Balance Sheet, page 118

15.	Please tell us why the equity line items in the WMS (Historical) column do not reconcile, individually, to the September 30, 2022 balances disclosed on page F-45. For example, we note that accumulated deficit and additional paid-in capital have zero balances in the historical column of the pro forma information.

Response:

We acknowledge the Staff’s comment and respectfully clarify that the equity line items in the WMS (Historical) column are revised to include the individual line items included in the Statement of Changes in Members’ Equity included in the Condensed Financial Statements for the period ended September 30, 2022.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 119

16.	Please tell us why your pro forma financial information does not reflect any income tax adjustments for either the nine months ended September 30, 2022 or year ended December 31, 2021.

Response:

We note that the pro forma financial information does not reflect any income tax adjustments for either the nine months ended September 30, 2022 or year ended December 31, 2021, because the Company has a net operating losses carryforward that fully offset taxable income, resulting in no tax liability for the period. The net operating losses carryforward as disclosed in the audited financial statements for the year ended December 31, 2021 is approximately $5.9 million.

17.	We note that the interest, depreciation and amortization line items for historical WMS for the year ended December 31, 2021 do not reconcile to the amounts disclosed on the face of the financial statements on page F-60. Please tell us why they do not reconcile or revise accordingly.

Response:

We acknowledge that Staff’s comment and have revised the appropriate disclosures to reconcile to the amounts disclosed on the face of the financial statements on page F-60 in response to the Staff’s comment.

Ms. Block and Mr. Brown
U.S. Securities and Exchange Commission
February 10, 2023

4. Earnings Per Share, page 123

18.	Please tell us and revise to disclose how you have considered the potential dilutive impact of warrants, or other potential outstanding securities if applicable, on your pro forma net income per share attributable to common stockholders.

Response:

We acknowledge the Staff’s comment and have added a footnote disclosure to the earnings per share table on page 127 of Amendment No. 1 to clarify the potential dilutive impact of warrants, or other potential outstanding securities as applicable, on the Company’s pro forma net income per share attributable to common stockholders.

Redemption of Rights for Holders of Public Shares, page 127

19.	We note the sponsor, officers and directors have entered into a letter agreement to waive their redemption rights with respect to the Founder Shares and any Public Shares they may acquire after the IPO in connection with the completion of the initial business combination. Please describe any consideration provided in exchange for this agreement. If any consideration was provided in exchange for the agreement, please also disclose this under the question and answer section.

Response:

We have revised the disclosure under the question and answer section on page 17 of Amendment No. 1 to describe that no additional consideration was provided to the Sponsor, officers or directors in exchange for their waiver of redemption rights.

Business of Wentworth

Our Company, page 143

20.	We note your disclosure that the Company has over 1900 registered individuals. Please revise to define the term registered individuals in your disclosure.

Response:

We have revised the disclosure on page 146 of Amendment No. 1 to remove the reference to registered individuals.

Ms. Block and Mr. Brown
U.S. Securities and Exchange Commission
February 10, 2023

Results of Operations, page 149

21.	Please include a discussion of any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on revenues and income from continuing operations. We refer you to Item 303(b)(2)(ii) of Regulation SK.

Response:

We have revised the disclosures in Amendment No. 1 at page 152 to include a discussion of any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on revenues and income from continuing operations in response to the Staff’s comment.

Commissions, page 150

22.	We note your disclosures regarding the Company's policies for trailing commission revenues, including variable consideration. Please address the following:
•	Tell us if these revenues are subject to reversal if there is a decline in the current market value of clients’ investment holdings in trail-eligible asset.
•	Disclose the gross amount of trail-eligible assets held at the end of each period, along with other qualitative information about the trail-eligible assets.
•	Disclose the how the revenue amount is determined, including hurdle rates if applicable, and quantify any specific performance information of the assets.
•	We note that the constraint is removed once the investment holdings value can be determined. Tell us when this typically occurs and how the value is determined.

Response:

We have revised the disclosure at page 153-154 of Amendment No. 1 (i) to clarify that revenues are subject to reversal or decline based on market performance, including that trailing commission revenues are based on the market value of clients' investment holdings and that therefore the consideration for such investment holdings is variable, (ii) to add a table of brokerage assets for the periods presented, (iii) to clarify that revenue amount is determined by multiplying the value of the clients’ investment holdings by a specified percentage, as based on the current market value, and (iv) to clarify that the constraint is removed once the clients’ investment holdings can be valued as determined at month or quarter end.

Ms. Block and Mr. Brown
U.S. Securities and Exchange Commission
February 10, 2023

23.	We note that the increase in sales-based commission revenue for the nine months ended September 30, 2022 and full year 2021 compared to their prior comparable periods was due to the World Equity Group, Inc acquisition that closed in May 2021 and changes in sales of annuities and mutual fund products. Please revise to quantify the individual impact from each of these items on your revenues. Provide similar updates to your discussion of changes in Advisory Fee revenues on page 151.

Response:

We have revised disclosures in Amendment No. 1 to quantify the individual impact from each of sales-based commission revenue and changes in sales of annuities and mutual fund products in response to the Staff’s comment.

Revenues, page 150

24.	We note your disclosure that revenues are analyzed to determine whether the Company is the principal or agent in the contract. Please provide us with your principal vs. agent accounting analysis and conclusions. In addition, tell us and revise your disclosure to state whether you are the principal or agent and disclose the material terms of the arrangements.

Response:

We acknowledge the Staff’s comment and respectfully clarify that the Company is principal for the commission revenue, the Company is responsible for the execution of the clients’ purchases and sales and the maintenance of relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenue is reported on a gross basis. The Company has supplemented the disclosure on page 154 of Amendment No. 1 to further clarify its status as the principal for commission revenue.

Ms. Block and Mr. Brown
U.S. Securities and Exchange Commission
February 10, 2023

Commissions and Fees, page 151

25.	Please provide details on the calculation of the payout range and how it is used to evaluate your business.

Response:

We have included further disclosure on pages 155 of Amendment No. 1 to provide details on the calculation of the payout range and how payout range is used to evaluate the business in response to the Staff’s comment.

Interest and other income, page 151

26.	Please include a discussion of this line item in accordance with Item 303(b)(2) of Regulation S-K.

Response:

We have included further disclosure of interest and other income at page 155 of Amendment No. 1 in accordance with line item 303(b)(2) of Regulation S-K in response to the Staff’s comment.

Liquidity and capital resources, page 153

27.	We note your incomplete reference to the footnotes. Please revise your disclosure accordingly.

Response:

We have revised the disclosure in Amendment No. 1 to correct the footnote reference to include a complete reference to the liquidity and capital resources footnotes in response to the Staff’s request.

Critical Accounting Policies and Estimates, page 156

28.	Please revise your disclosure to discuss your critical accounting estimates and the related information required by Item 303(b)(3) of Regulation S-K. This information should include why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation.

Response:

We have revised the disclosure in Amendment No. 1 to include critical accounting estimates and the related information as required by Item 303(b)(3) of Regulation S-K in response to the Staff’s comment.

Ms. Block and Mr. Brown
U.S. Securities and Exchange Commission
February 10, 2023

Beneficial Ownership of Securities, page 178

29.	Please include disclosure, separate from the beneficial ownership table, of the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response:

We have revised the beneficial ownership table on page 183 in Amendment No. 1 to disclose the total potential ownership interest in the combined company in response to the Staff’s request.

Condensed Consolidated Statements of Changes in Members' Equity, page F-45

30.	We note that the Company had accumulated deficit as of January 1, 2021 and 2022. We also note that the Company presents adjustments for contribution and distribution of capital through Accumulated Deficit during the periods presented. Please address the following:
•	Provide us with your accounting analysis, with reference to authoritative literature, supporting your accounting and presentation for these amounts within accumulated deficit.
•	Tell us what the negative contribution of capital during the nine months ended September 30, 2021 represents.
•	In regards to the above bullet, tell us how your presentation in the interim financial statements is consistent with your annual financial statement on page F-61, which does not show contribution of capital through accumulated deficit.

Response:

We note that the interim statements for the period ended September 30, 2022 and September 30, 2021 were prepared in error and have been revised at page F-45 on Amendment No.1 in response to the Staff’s comment. We further respectfully acknowledge that the treatment of capital contributions and distributions are recorded consistently among the reporting periods presented.

Ms. Block and Mr. Brown
U.S. Securities and Exchange Commission
February 10, 2023

Wentworth Management Services, LLC Financial Statements Audited Financial Statements as of and for the year ended December 31, 2021, page F-58

31.	We note that you have separate audit reports and financial statements for the fiscal years ended December 31, 2020 and December 31, 2021. Please tell us why you are presenting your financial statements in this manner as opposed to combining the audit reports and financial statements. In addition, tell us how this presentation complies with Article 3 of Regulation S-X.

Response:

FGMK, the Company’s auditors were engaged to audit the financial statements for the year ending December 31, 2021, prior to the Company entering discussions with KWAC regarding the Business Combination. During the first and second quarters of 2022, FGMK conducted the audit of the financial statements for the year ending December 31, 2021, and had substantially completed the audit while at the same time the Company was entering into the definitive agreements with KWAC. At this time, it was determined that the audit of the Company’s financial statements for the year ending December 31, 2020 needed to be re-issued under PCAOB and public company reporting standards. The 2021 audit was not issued until such time as the 2020 re-issuance was completed. Upon completion of the 2020 and 2021 audits, it was determined that in the essence of timing related to the filing of the initial S-4, the audits were included in the filing in separate reports as opposed to presenting in a comparative format as outlined in Article 3 of Regulation S-X. It was always understood that the audit of the financial statements for the year ending December 31, 2022 will be required to be included in amendments to the S-4 and at such time as the 2022 financial statement audit is complete the filing will include comparative audited financial statements for the years ending December 31, 2022 and 2021.

Ms. Block and Mr. Brown
U.S. Securities and Exchange Commission
February 10, 2023

Notes to the Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies
Basis of Presentation, page F-64

32.	We note your disclosure here and in other instances in your filing (e.g. pages 149, 153 and F-48) which state that there are conditions that raise substantial doubt about the Company’s ability to continue as a going concern. However, we do not note a reference to this fact or explanatory paragraph in the audit report on page F-58. Please advise. Refer to AU Section 341.

Response:

The comment requests the response “Refer to AU Section 341”. This standard is not current and does not reflect any amendments effective on or after December 31, 2016.

FGMK performed audit procedures in accordance with PCAOB Auditing Standard (“AS”) 2415: Consideration of an Entity’s Ability to Continue as a Going Concern.

The Company prepared its financial statements in accordance with FASB ASC 205-40. FGMK performed audit procedures on management’s assessment of the conditions and events, considered in the aggregate, that may raise substantial doubt about the Company’s ability to continue as a going concern.

FGMK’s procedures included an assessment of prior operating results, which included profitability and positive cash flow from operations and noted in discussions with management that the member debts could be renegotiated. The Company believes that management’s plans would effectively mitigate the risks that arise from the conditions and events noted in the financial statements. Additionally, the Company does have cash in excess of $7,000,000 as of 12/31/2021 and per the proforma financial information, cash in excess of $8,200,000 as of 9/30 (unaudited), and cash flows provided from operations in excess of $4,000,000 (unaudited). FGMK also evaluated management’s plans as it pertains to the probability of a successful PIPE financing within the next 12 months.

After considering the identified conditions and events and management's plans, FGMK concluded that substantial doubt about the entity's ability to continue as a going concern for a reasonable period of time did not remain. Accordingly, the professional standards do not require that the audit report include an explanatory paragraph pursuant to those facts and circumstances.

Ms. Block and Mr. Brown
U.S. Securities and Exchange Commission
February 10, 2023

3. Business Combinations, page F-67

33.	We note your disclosures surround the May 2021 acquisition of WEG. Related, we also noted your discussion of changes in revenues and expenses on pages 150-151 that the acquisition was a primary driver of those changes. Please address the following:
•	Tell us how you considered the guidance in Rule 3-05 of Regulation S-X for the acquisition. Provide us with your significance calculations.
•	Revise to disclose information required by ASC 805-10-50-2(h).

Response:

In response to the Staff’s comment, we respectfully advise the Staff that the acquisition of World Equity Group, Inc. (“WEG”) did not constitute an acquisition that was material to the Company’s financial statements taken as a whole. Accordingly, the Company believes that the disclosure requirements of ASC 805-10-50-2(h) are not required in the situation. The Company further advises the Staff as follows:

•	The Company’s investment is, and advances to WEG as a percentage of the Company’s total assets as of December 31, 2020 was, 9%.
•	The proportionate share of the total assets acquired of WEG as a percentage of the Company’s total consolidated assets as of December 31, 2020 was 3%.
•	The income (loss) from operations of WEG as a percentage of the Company’s consolidated income from operations for the year ended December 31, 2020 was 18%.
•	The amount of WEG’s revenue and earnings included in the Company’s consolidated statement of operations for the year ended December 31, 2021 and the revenue and earnings of the combined entity has the acquisition date been January 1, 2021 are as follows:

	Revenue	Earnings
Actual for the period from May 17, 2021 through December 31, 2021	$19,256,026	$357,095
Supplemental pro forma for the period from January 1, 2021 through December 31, 2021	$34,496,050	$(87,764)

Based on the foregoing, the Company determined that its acquisition did not constitute a significant business combination. and, therefore, that the historical financial statements of WEG and related pro forma financial statements were not required to be included in the Registration Statement.

General

34.	Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response:

In response to the Staff’s comments, the Company respectfully advises the Staff that the value of the Private Placement Warrants as of December 31, 2022 was $0.05 as valued by an independent valuation specialist for purposes of financial statement disclosure in KWAC’s Annual Report on Form 10-K for the year ended December 31, 2022. The Private Placement Warrants include a strike price of $11.50 similar to the Public Warrants and is above the current trading price of the warrants.

Ms. Block and Mr. Brown
U.S. Securities and Exchange Commission
February 10, 2023

35.	We note the disclosure regarding a potential PIPE investment in conjunction with the closing of the merger. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC's sponsors, directors, or officers will participate in the private placement.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that no terms of the potential PIPE investment have been determined at this time and will be on terms to be determined with potential investors. To the extent a potential PIPE investment is anticipated to be made in conjunction with the closing of the merger, the Company will revise its disclosure to provide the maximum offering size and the material terms of the PIPE investment prior to any vote of the KWAC stockholders on the merger.

* * *

Pursuant to the Staff’s request, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Block and Mr. Brown
U.S. Securities and Exchange Commission
February 10, 2023

Thank you very much for your attention to this matter. We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact Penny Minna at (410) 580-4228 should you have any questions concerning this letter or require further information.

Very truly yours,

/s/ Michael Nessim
Michael Nessim
Chief Executive Officer

cc:	Penny Minna, Esq.